AFTERSOFT GROUP, INC
                 Savannah House, 11 Charles II Street, 5th Floor
                                 LONDON SW1Y 4QU

                                                                   March 3, 2006

Ms M Bauer,
Securities and Exchange Commission,
Division of Corporation Finance
Office of Emerging Growth Companies
450 Fifth Street, NW,
Washington,
DC 20549

Dear Ms Bauer,

W3 Group,Inc,
Amendments 3 and 4 to Item 4.02 Form 8-K
Form 8-K filed February 15, 2006
File No 0-27083

Comment 1, 2 ,3

We will refile to include the following-

Item 4.02 Non-reliance on Previously released Financial Statements or a Related Audit Report or Completed Interim Review.

The Company filed the June 30, 2005 financial statements and Report of the Independent Registered Accountants in error. The audit of the financial statements of the Aftersoft Group Inc is in process and the financial statements and related Report of Independent Accountants will be filed when the audit is completed. The Company was informed on January 2, 2006 by its independent accountants that they had not approved the filing of the Form 8-K and after thorough investigation the Company concluded on January 6, 2006 that the Form 8-K had been misfiled. The Board of Directors and its advisors discussed the matters disclosed in the filing with its independent accountants at length and in detail, however it was not appreciated by the Board of Directors that the PCAOB auditor retained to value the goodwill and undertake the impairment review of Aftersoft Group assets in the UK was considered conflicted. This misunderstanding led to the Form 8-K being prepared for filing and subsequently being filed along with a completely separate Form 8-K on a different subject. The Financial statements that could not be relied upon are the Consolidated Balance Sheet, the Consolidated Statement of Operations the Cash Flow and the Statement of Stockholders Equity for the periods to June 30 2004 and 2005 and the period to September 30 2005

Comment 4

The company retain accountants to prepare the UK statutory accounts for its MAM Software subsidiary. These accountants were asked to value the Goodwill and Intangible assets and complete an impairment review of the subsidiary for inclusion in the consolidated accounts prepared by the company and audited by our independent registered accountants based in California. Our independent accountants approved the accounts as prepared but pointed out to the company that our UK accountants were involved in the audit process and therefore could not complete the valuations required. Another UK based firm of chartered accountants was retained to complete the valuations.

Comment 5

See our response to comment 4. The Board had not been informed by the management that because the auditor Hart Shaw - Chartered Accountants had worked on the local audit of a subsidiary they were considered conflicted. In the absence of this information the Form 8-K/A was prepared for filing and then filed inadvertently with another form relating to change of Directors.

Comment 6

The Board of Directors discussed the matters disclosed in the filing with the independent accountants in some detail but the subject of the accountant retained to value the goodwill and undertake the impairment review of Aftersoft Group assets was not specifically discussed until after the misfiling occurred and was drawn to out attention.

Comment 7

We have provided our independent accountant, Corbin & Co LLP with a copy of the amendment to the Form8-K that we propose to file and have asked them to furnish us with a comment letter. We confirm that we will file this letter as an exhibit to our amended Form 8-K.

Comment 8

The certifying officers are charged with the responsibility of confirming with our independent accountants that they have approved the prepared document for filing.

Comment 9

We note your comment and will file Item 2.01(f) in the body of the filing prior to the signature page.

Comment 10

Your comment is noted and we have used the instructions provided to make the name change effective.

Comment 11

We confirm that the company has adopted June 30 as its year end and will be filing a Form 10-KSB based on that year end.

Comment 12

Following the misfiling of the Form 8-K the certifying officers have carried out a comprehensive review of the Company's disclosures controls and procedures as a result of this inadvertent filing error. The audit and review by our independent accountants did not reveal any weaknesses in our controls and procedures with the exception of the misfiling. We are satisfied that we have addressed this issue and have a more robust procedure in place. This review took place before the Form 10-QSB for December 31 2005 was filed on February 21 2006.


Yours sincerely,


Ian Warwick
CEO